NUANCE COMMUNICATIONS, INC.	ONE WAYSIDE ROAD	781 565 5000
	BURLINGTON, MA 01803	NUANCE.COM
March 31, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins
Accounting Branch Chief

Re:	Comment Letter dated March 17, 2010 on the Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009 filed on November
25, 2009 and Form 10-Q for the Fiscal Quarter Ended on December 31, 2009
filed on February 9, 2010
Dear Ms. Collins:
We respectfully request an extension of time to respond to your comments dated March 17, 2010 relating to the above referenced Form 10-K and Form 10-Q (File No. 0-27038), filed with the Securities and Exchange Commission on November 25, 2009 (the “Comment Letter”). We are requesting this extension to allow us additional time to formulate thorough responses to the Comment Letter. We intend to provide our responses to the Comment Letter on or about April 14, 2010.
If you have any questions relating to the foregoing, please do not hesitate to contact me at 781-565-5277.
Sincerely,
/s/ Garrison R. Smith
Garrison R. Smith
Associate General Counsel

cc:	Paul Ricci Jo-Anne Sinclair Thomas Beaudoin